# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMJ International Holdings Inc., CIK 0002070954
CUSIP: G82454102
Title of class of securities: Class A Ordinary Shares, par value $0.0002 per share and Class B Ordinary Shares, par value $0.0002 per share
Address of issuer's principal executive offices: 31 Jurong Port Road, #02-20 Jurong Logistics Hub, Singapore, Singapore (U0), 619115
Date of event which requires filing of this statement: 12/05/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002110541

## Reporting persons
- Rena Ho: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,755,000 (6.7% of the class)
- Rena Ho: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 2,755,000; shared voting power 0; sole dispositive power 2,755,000; shared dispositive power 0; aggregate amount beneficially owned 3,755,000 (21.6% of the class)
  Comment: Rena Ho beneficially owns the entirety of the aggregated 3,755,000 shares of the Issuer, including 1,000,000 Class A Ordinary Shares which represents 6.7% of the total outstanding Class A Ordinary Shares (See table one above) and 2,755,000 Class B Ordinary Shares which represents 21.6% of the total outstanding Class B Ordinary Shares (See table two above). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. Each Class B Ordinary Share is entitled to voting power equal to 10 Class A Ordinary Shares, par value $0.0002 per share of the Issuer. Percentage of class is calculated based on 14,937,000 Class A Ordinary Shares issued and outstanding as of February 11 2026, which information was provided by the Issuer to the Reporting Persons on February 11, 2026, and 12,767,500 Class B Ordinary Shares issued and outstanding as of February 11, 2026, which information was provided by the Issuer to the Reporting Persons on February 11, 2026. The total outstanding share capital is 27,705,000 shares as of February 11, 2026.

## Item 1. Issuer
Name of issuer: SMJ International Holdings Inc.
Address of issuer's principal executive offices: 31 Jurong Port Road, #02-20 Jurong Logistics Hub, Singapore 619115

## Item 2. Person Filing
Name of person filing: Rena Ho
Address of principal business office or, if none, residence: 31 Jurong Port Road, #02-20 Jurong Logistics Hub, Singapore 619115
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rena Ho: /s/ Rena Ho, Rena Ho (02/12/2026)
- Rena Ho: /s/ Rena Ho, Rena Ho (02/12/2026)